SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated June 8, 2020, filed by the Company with the Bolsas y Mercados Argentinos and the Comisión Nacional de Valores.

By letter dated June 8, 2020, The Company released a material fact complementing the ones published on March 19 and 20, and April 1st, 13, 27 and May 12, and 27 2020 and in relation to the coronavirus’ evolution (COVID-19) in Argentina, informing its shareholders and the market in general that in compliance with the provisions set forth in sections 2 and 10 of the Decree 520/2020 enacted by the National Executive Power, whose objective is to continue minimizing the risks of spreading the virus and to protect public health, the Company’s Shopping Malls located in Buenos Aires City and Greater Buenos Aires will remain closed, operating only in the activities that are considered essential such as pharmacies, supermarkets and banks until June 28, 2020, while, in Buenos Aires City, some clothing and footwear stores, located in the street and considered neighborhood businesses, will restart its operations today, but not those located in the main commercial areas of the city.

In the rest of the country, some provinces continue with the flexibilization and the opening of their commercial and recreational activities such as Salta province where Alto Noa shopping mall is operating following an agreed strict protocol and the case of Mendoza province, which enabled the reopening of shopping centers. We are working on a protocol for the Mendoza Plaza shopping center to open its doors in the coming days.

The Company keeps its commitment to safeguard the health and well-being of its clients, employees, tenants, and the entire population, constantly reassessing its decisions according to the evolving events, issued rules and guidelines of the competent authorities.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 8, 2020